U.S. SECURITIES & EXCHANGE COMMISSION

                      Washington, D.C.  20549

                    SCHEDULE 13D - Amendment #1
             Under the Securities Exchange Act of 1934

            Continental Information Systems Corporation
                         (Name of Issuer)

                           Common Stock
                    (Title of Class Securities)

                             211497102
                          (CUSIP Number)

                        Frederick J. Jaindl
                           Jaindl Farms
                       Atten. Mark W. Jaindl
             3150 Coffeetown Road, Orefield, PA 18069
                          (610) 395-3333

                (Name, Address and Telephone Number
                  of Person Authorized to Receive
                    Notices and Communications)

                         December 1, 1998
               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule
13D to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d -
1(b) (3) or (4), check the following box (  ).

Check the following box if a fee is being paid with this statement
(   ).  (A fee is not required only if the reporting person:  (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.














Cusip No. 211497102
     1)   Names of Persons S.S. or I.R.S.  Identification Nos. of
Above Persons:
          Frederick John Jaindl - SSN ###-##-####
__________________________________________________________________
___________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
__________________________________________________________________
___________

     3)   SEC Use
Only________________________________________________
__________________________________________________________________
___________

     4)   Source of Funds  (See Instructions):    00
__________________________________________________________________
___________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e):  N/A
__________________________________________________________________
___________

     6)   Citizenship or Place of Organization:    U.S.
__________________________________________________________________
___________
     7)   Sole Voting Power:    555,034
________________________________________________________________
     8)   Shared Voting Power    N/ A
________________________________________________________________
     9)   Sole Dispositive Power:  555,034
__________________________________________________________________
_____

     10)  Shared Dispositive Power     N/A
__________________________________________________________________
__________

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 555,034 shares
__________________________________________________________________
__________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)    N/A
__________________________________________________________________
___________

     13)  Percent of Class Represented by Amount in Row (11)
               8.00%
__________________________________________________________________
___________

     14)  Type of Reporting Person (See Instructions):  IN
__________________________________________________________________
___________





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Item 1.  Security and Issuer.

     This Schedule 13D filing relates to the common stock, $.01 par value, of Continental Information Systems Corporation, having its principal business offices at 45 Broadway Atrium, Suite 1105, New York, NY 10006(the "Company").

Item 2.  Identity and Background

      (a)  This statement is being filed by Frederick J. Jaindl.

     (b)  His principal business address is Jaindl Farms, 3150
Coffeetown Road,  Orefield, PA  18069.

     (c) Mr. Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069.

     (d)  None.

     (e)  None.

     (f)  Mr. Jaindl is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

     Mr. Jaindl has in the past borrowed funds to purchase investments or to finance his other business interests. Mr. Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance his other business interests, which loans may be secured by pledges of the Company's common stock.







                                -3-




Item 4.  Purpose of Transaction.

     Mr. Jaindl has purchased these shares for investment purposes and has no current plans that would result in any actions enumerated in the Schedule 13d instructions for this Item 4.
However, Mr. Jaindl may acquire additional shares of the Company common stock if attractive investment opportunities become available in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Jaindl owns 555,034 shares of common stock of the Company. These shares constitute 8.00% of the 6,939,060 shares of Company common stock outstanding as of September 30, 1998.

     (b) Mr. Jaindl has the sole voting and dispositive power of the 555,034 shares of common stock he holds.

     (c) The following transactions were effected by or on behalf of Mr. Jaindl during the past sixty days:

     Date Purchased      No. of Shares       Price
Transaction

     11/12/98              2,000             $1.49          Open
Market
     11/14/98              1,000              $1.49         Open
Market
     12/01/98             81,000             $1.35          Open
Market


     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With
         Respect to Securities of the Issuer.

            Not applicable.


Item 7. Material to be Filed as Exhibits

          Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 1998


________________________________________
Signature

Mark W. Jaindl
Jaindl Farms


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